CERTIFICATE

TO:	The securities commissions or similar regulatory authority in each of the provinces and territories of Canada

I, Jeffrey R. Mason, Corporate Secretary of Anooraq Resources Corporation (the “Company”) hereby certify that:

1.	This certificate is delivered pursuant to National Instrument 54-101 (“NI 54-101”) relating to proxy solicitation.

2.	The Company is relying upon paragraph 2.20 of NI 54-101 to abridge the time prescribed in subsection 2.2(1) of NI 54-101.

3.	The Company satisfies the criteria set forth in paragraph 2.20 of NI 54-101 in that:

(a)	the Company has arranged to have the Notice of Meeting and Information Circular for the meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the meeting; and

(b)	the Company has arranged to carry out all of the requirements of NI 54-101 in addition to those described in paragraph (a).

4.	All defined terms used in this certificate and not otherwise defined shall have the meanings attributed to such terms in NI 54-101.

DATED at Vancouver, British Columbia, this 23rd day of May, 2006.

ANOORAQ RESOURCES CORPORATION

/s/ Jeffrey Mason
By:

Jeffrey R. Mason
Corporate Secretary